____________________________________________________

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________

FORM 6-K

__________________________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July 2018

Commission File Number: 001-15102

__________________________________

Embraer S.A.

__________________________________

Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

__________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Embraer Delivers 28 Commercial and 20 Executive Jets in 2Q18

São José dos Campos, Brazil, July 20, 2018 – During the second quarter of 2018 (2Q18), Embraer (NYSE: ERJ; BM&FBOVESPA: EMBR3) delivered 28 jets to the commercial aviation market and 20 business jets, being 15 light jets and 5 large jets. On June 30, Embraer’s firm order backlog totaled USD 17.4 billion.

See the details below:

Deliveries by Segment	2Q18	2018

Commercial Aviation	28	42
EMBRAER 170 (E170)	1	1
EMBRAER 175 (E175)	20	31
EMBRAER 190 (E190)	2	5
EMBRAER 195 (E195)	2	2
EMBRAER 190-E2 (E190-E2)	3	3

Executive Aviation	20	31
Phenom 100	3	6
Phenom 300	12	17
Light Jets	15	23
Legacy 650	1	1
Legacy 450	4	6
Legacy 500	-	1
Large Jets	5	8

TOTAL	48	73

In 2Q18, Embraer celebrated a major milestone when Norway’s Widerøe took delivery of the first production E190-E2 in early April in a ceremony at Embraer’s facility in São José dos Campos, Brazil. Scandinavia’s largest regional airline started its scheduled passenger service with the aircraft a few weeks later.

PRESS OFFICES

Headquarters (Brazil)

North America

Europe, Middle East and Africa

China

Asia Pacific

Corporate Communications press@embraer.com.br Cell: +55 11 98890 7777 Tel.: +55 11 4873 7984	Alyssa Ten Eyck ayeck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tell: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

Regarding the commercial aviation market, Air Costa’s order for 50 E-Jets E2 is no longer considered in Embraer’s backlog as of the end of 2Q18. This backlog adjustment has no impact on the E2’s production or delivery schedule for 2018 or for 2019.

Embraer signed a firm order with American Airlines Inc. for 15 E175 jets with a 76-seat configuration. The contract has a value of USD 705 million, based on current list prices, and deliveries will take place in 2019 between March and November. Embraer and Mauritania Airlines announced during the Farnborough Airshow 2018 a firm order for two E175 jets with a 76-seat configuration. The contract, valued at USD 93.8 million, based on current list prices, was signed in June and therefore included in the 2Q18 backlog. Deliveries will take place in 2019.

During the Farnborough Airshow, Embraer also announced firm orders for 25 E175 jets to United Airlines and for 10 E195-E2 jets to Kuwait's Wataniya Airways to be included in the 3Q18 backlog. The other announcements this week in the airshow, including Republic Airways, are expected to be incorporated in the Embraer’s backlog by the end of 2018.

In the business jets segment, the Company unveiled during the 18th European Business Aviation Convention and Exhibition (EBACE) in Geneva, Switzerland, a new purchase agreement with Air Hamburg for four more Legacy 650E business jets. With this additional order, the Germany-based business charter operator will expand its Embraer flagship fleet to 17 aircraft. Air Hamburg is the world’s largest operator of the Legacy 600/650 aircraft models. The second quarter also marked the beginning of new Phenom 300E deliveries.

Embraer Services & Support and Belavia, Belarusian Airlines, the leading carrier of Belarus, signed an agreement for the support of Belavia’s fleet of Embraer E-Jets. The deal will streamline Belavia’s fleet support and improve aircraft availability. The Service & Support area also announced that CommutAir, a United Express carrier, selected Embraer Aircraft Maintenance Services (EAMS) in Nashville, Tennessee as the exclusive heavy maintenance provider for the company’s fleet of up to 61 ERJ-145 aircraft. The Sorocaba Service Center, in the state of São Paulo, received certification during 2Q18 from the National Civil Aviation Agency (ANAC) and the European Aviation Safety Agency (EASA) to carry out maintenance of the E190-E2 jet, approving the unit to support Brazilian and European customers.

PRESS OFFICES

Headquarters (Brazil)

North America

Europe, Middle East and Africa

China

Asia Pacific

Corporate Communications press@embraer.com.br Cell: +55 11 98890 7777 Tel.: +55 11 4873 7984	Alyssa Ten Eyck ayeck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tell: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

Backlog - Commercial Aviation (June 30, 2018)
Aircraft Type	Firm Orders	Options	Deliveries	Firm Order Backlog
E170	191	5	191	-
E175	622	165	531	91
E190	587	44	551	36
E195	172	1	166	6
175-E2	100	100	-	100
190-E2	50	72	3	47
195-E2	80	65	-	80
Total	1.802	452	1.442	360
Note: Deliveries and firm order backlog include orders for the Defense segment placed by State-run airlines
(Satena and TAME).

Follow us on Twitter: @Embraer

About Embraer

Embraer is a global company headquartered in Brazil with businesses in commercial and executive aviation, defense & security. The company designs, develops, manufactures and markets aircraft and systems, providing customer support and services.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. About every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year.

Embraer is the leading manufacturer of commercial jets up to 150 seats. The company maintains industrial units, offices, service and parts distribution centers, among other activities, across the Americas, Africa, Asia and Europe.

PRESS OFFICES

Headquarters (Brazil)

North America

Europe, Middle East and Africa

China

Asia Pacific

Corporate Communications press@embraer.com.br Cell: +55 11 98890 7777 Tel.: +55 11 4873 7984	Alyssa Ten Eyck ayeck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tell: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

PRESS OFFICES

Headquarters (Brazil)

North America

Europe, Middle East and Africa

China

Asia Pacific

Corporate Communications press@embraer.com.br Cell: +55 11 98890 7777 Tel.: +55 11 4873 7984	Alyssa Ten Eyck ayeck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tell: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

PRESS OFFICES

Headquarters (Brazil)

North America

Europe, Middle East and Africa

China

Asia Pacific

Corporate Communications press@embraer.com.br Cell: +55 11 98890 7777 Tel.: +55 11 4873 7984	Alyssa Ten Eyck ayeck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tell: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
EMBRAER 190	**587**	**551**	**36**
Aero Republica (Colombia)	5	5	-
Aeromexico (Mexico)	12	12	-
Air Astana (Kazakhstan)	2	2	-
Air Canada (Canada)	45	45	-
Air Caraibes (Guadalupe)	1	1	-
Air Lease (USA)	23	23	-
Air Moldova (Moldavia)	1	1	-
NAC / Aldus (Ireland)	18	8	10
Augsburg (Germany)	2	2	-
Austral (Argentina)	22	22	-
AZAL (Azerbaijan)	4	4	-
Azul (Brazil)	5	5	-
BA CityFlyer (UK)	9	9	-
BOC Aviation (Singapore)	14	14	-
China Southern (China)	20	20	-
CIT (USA)	7	7	-
Conviasa (Venezuela)	16	16	-
Copa (Panama)	15	15	-
Finnair (Finland)	12	12	-
GECAS (USA)	27	27	-
Guizhou / Colorful (China)	9	9	-
Dniproavia (Ukraine)	5	5	-
Hainan (China)	50	50	-
Hebei (China)	7	6	1
JAL (Japan)	14	13	1
JetBlue (USA)	88	64	24
ECC Leasing (Ireland)	1	1	-
NAC / Jetscape (USA)	9	9	-
Kenya Airways (Kenya)	10	10	-
KLM (The Netherlands)	26	26	-
KunPeng (China)	5	5	-
LAM (Mozambique)	2	2	-
Lufthansa (Germany)	9	9	-
M1 Travel (Lebanon)	8	8	-
NAS Air (Saudi Arabia)	3	3	-
NIKI (Austria)	7	7	-
Regional (France)	10	10	-
Republic (USA)	2	2	-
Taca (El Salvador)	11	11	-
TRIP (Brazil)	3	3	-
US Airways (USA)	25	25	-
Virgin Australia (Australia)	18	18	-
Virgin Nigeria (Nigeria)	2	2	-
TAME (Ecuador)	3	3	-

PRESS OFFICES

Headquarters (Brazil)

North America

Europe, Middle East and Africa

China

Asia Pacific

Corporate Communications press@embraer.com.br Cell: +55 11 98890 7777 Tel.: +55 11 4873 7984	Alyssa Ten Eyck ayeck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tell: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

| Customer (Country) | Firm Orders | Delivered | Firm Order Backlog |
|---|---|---|---|
| **EMBRAER 195** | **172** | **166** | **6** |
| Arkia (Israel) | 1 | 1 | - |
| Aurigny (Guernsey) | 1 | 1 | - |
| Azul (Brazil) | 59 | 59 | - |
| Belavia (Belarus) | 4 | 4 | - |
| BOC Aviation (Singapore) | 1 | 1 | - |
| Flybe (UK) | 14 | 14 | - |
| GECAS (USA) | 12 | 12 | - |
| Globalia (Spanish) | 12 | 12 | - |
| Hainan (China) | 20 | 17 | 3 |
| LOT Polish (Poland) | 4 | 4 | - |
| Lufthansa (Germany) | 34 | 34 | - |
| Montenegro (Montenegro) | 1 | 1 | - |
| NAC / Jetscape (USA) | 2 | 2 | - |
| NAC / Aldus (Ireland) | 4 | 1 | 3 |
| Royal Jordanian (Jordan) | 2 | 2 | - |
| Trip (Brazil) | 1 | 1 | - |

| Customer (Country) | Firm Orders | Delivered | Firm Order Backlog |
|---|---|---|---|
| **Embraer 175-E2** | **100** | **-** | **100** |
| Skywest (USA) | 100 | - | 100 |

| Customer (Country) | Firm Orders | Delivered | Firm Order Backlog |
|---|---|---|---|
| **Embraer 190-E2** | **50** | **3** | **47** |
| Aircastle (USA) | 12 | - | 12 |
| Aercap (Ireland) | 23 | - | 23 |
| ICBC (China) | 10 | - | 10 |
| Hainan (China) | 2 | - | 2 |
| Wideroe (Norway) | 3 | 3 | - |

| Customer (Country) | Firm Orders | Delivered | Firm Order Backlog |
|---|---|---|---|
| **Embraer 195-E2** | **80** | **-** | **80** |
| Aircastle (USA) | 13 | - | 13 |
| Aercap (Ireland) | 27 | - | 27 |
| Azul (Brazil) | 30 | - | 30 |
| Undisclosed | 10 | - | 10 |

PRESS OFFICES

Headquarters (Brazil)

North America

Europe, Middle East and Africa

China

Asia Pacific

Corporate Communications press@embraer.com.br Cell: +55 11 98890 7777 Tel.: +55 11 4873 7984	Alyssa Ten Eyck ayeck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tell: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 20, 2018

Embraer S.A.

By:	/s/ Nelson Krahenbuhl Salgado
	Name:	Nelson Krahenbuhl Salgado
	Title:	Chief Financial and Investor Relations Officer